Exhibit 99.3

FORM OF BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL HOLDERS

NAVIDEA BIOPHARMACEUTICALS, INC.

Units

Offered Pursuant to Subscription Rights

Distributed to Stockholders and Holders of Underwriter Warrants of

Navidea Biopharmaceuticals, Inc.

August [  ], 2022

To our Clients:

This letter is being distributed to our clients who are holders of Navidea Biopharmaceuticals, Inc. (the “Company”) common stock, $0.001 par value per share (the “Common Stock”), warrants issued to the underwriter in the Company’s public offering in 2019 (the “Underwriter Warrants”), Series D redeemable convertible preferred stock, par value $0.001 (“Series D preferred stock”), or Series F redeemable convertible preferred stock, par value $0.001 (“Series F preferred stock”), as of 5:00 p.m., Eastern Time, on August 3, 2022, the record date, in connection with a distribution in a rights offering of non-transferable subscription rights to subscribe for and purchase units. Each unit entitles the holder to one (1) share of the Company’s Series I Convertible Preferred Stock, $0.001 par value per share, and warrants to purchase 1,538 shares of Common Stock. The subscription rights and units are described in the prospectus dated August [ ], 2022 (a copy of which accompanies this notice).

Pursuant to the rights offering, the Company is issuing subscription rights to subscribe for up to 35,000 units on the terms and subject to the conditions described in the prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on August 4, 2022 and ends at 5:00 p.m., Eastern Time, on August 17, 2022, the expiration date, unless extended by the Company in its sole discretion.

As described in the prospectus, holders will receive one subscription right for every share of Common Stock owned on the record date or, in the case of the holders of Underwriter Warrants, Series D preferred stock and Series F preferred stock, for each share that such holders had the right to acquire on the record date pursuant to the exercise of the Underwriter Warrants or conversion of the Series D preferred stock or Series F preferred stock, evidenced by non-transferable subscription rights certificates. Each subscription right entitles the holder to purchase one (1) unit at the subscription price, which we refer to as the basic subscription right.

Based on 30,364,792 shares of Common Stock outstanding as of July 29, 2022, 189,000 shares of Common Stock issuable upon exercise of the Underwriters Warrants, 1,368,211 shares of Common Stock issuable upon conversion of the Series D preferred stock, and 2,175,000 shares of Common Stock issuable upon conversion of the Series F preferred stock, we would grant subscription rights to acquire 34,097,003 units but will only accept subscriptions for 35,000 units.  Accordingly, sufficient units may not be available to honor your subscription in full. If exercises of basic subscription right exceed the number of units available in the rights offering, we will allocate the available units pro-rata among the record holders exercising the basic subscription right in proportion to the number of shares of our common stock each of those record holders owned or deemed owned (in the case of the holders of Underwriter Warrants, Series D preferred stock and Series F preferred stock) on the record date, relative to the number of shares owned on the record date by all record holders exercising the basic subscription right. If this pro-rata allocation results in any record holders receiving a greater number of units than the record holder subscribed for pursuant to the exercise of the basic subscription right, then such record holder will be allocated only that number of units for which the record holder subscribed, and the remaining units will be allocated among all other record holders exercising their basic subscription right on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the Subscription Agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligations to you.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right, which we refer to as the over-subscription privilege. Subject to stock ownership limitations described in the prospectus, if sufficient units are available, all over-subscription privilege requests will be honored in full. If over-subscription privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among record holders who oversubscribe based on the number of shares of Common Stock held by all record holders exercising the over-subscription privilege. If this pro rata allocation results in any record holder receiving a greater number of units than the record holder subscribed for, then such record holder will be allocated only the number of units for which the record holder oversubscribed, and the remaining units will be allocated among all record holders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

The Company does not intend to issue fractional shares of Series I preferred stock or fractional shares of common stock upon exercise of warrants issued in the rights offering. To the extent that rounding occurs, any excess subscription payment received by will be returned, without interest or penalty, as soon as practicable following the expiration of the offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Form of Beneficial Owner Election Form

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK, UNDERWRITER WARRANTS, SERIES D PREFERRED STOCK AND/OR SERIES F PREFERRED STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any units to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed prospectus and other materials. However, we urge you to read the prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the rights offering. The rights offering will expire at 5:00 p.m., Eastern Time, on the expiration date. You are encouraged to forward your instructions to us before the expiration date to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a subscription right.

If you wish to have us, on your behalf, exercise the subscription rights for any units to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO YOUR BROKER.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING ALSO CAN BE DIRECTED TO MAXIM GROUP LLC, THE DEALER-MANAGER, TOLL-FREE AT (800) 281-3969

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING ALSO CAN BE DIRECTED TO MAXIM GROUP LLC, THE DEALER-MANAGER, TOLL-FREE AT (800) 281-3969

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